UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2016

Commission file number 333-155319

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

Sale of Petrobras Argentina

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Buenos Aires, May 4, 2016 - Petrobras Argentina SA (Buenos Aires: PESA, NYSE: PZE) informs that our controlling company Petróleo Brasileiro S.A. – PETROBRAS issued the following Press Release entitled “Sale of Petrobras Argentina”.

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Sale of Petrobras Argentina

Rio de Janeiro, May 3, 2016 – Petróleo Brasileiro S.A. – Petrobras, in reference to the Material Facts disclosed on 01.20.2016, 03.02.2016 and 04.08.2016, informs that concluded the negotiations with Pampa Energía of the main terms and   conditions for the sale of its entire stake in Petrobras Argentina (PESA), owned through Petrobras Participaciones S.L. ("PPSL").

Pampa Energía, a public traded company, is an integrated energy company in Argentina, with business in the oil and gas sector as well as on the generation, transmission and distribution of electric energy.

The transaction includes the sale of 67.19% stake in PESA, the retention by Petrobras of 33.6% of the Rio Neuquen concession - areas with high natural gas production potential in the Neuquén Basin, in Argentina - and 100% of the Colpa Caranda asset - natural gas producing fields in Bolivia. The base price of the deal is USD 892 million, corresponding to USD 1.327 billion for 100% of PESA.

This transaction, carried out through a competitive process, is part of the Divestment Program envisaged in the Business and Management Plan 2015-2019 and its conclusion is subject to the deliberation and approval of its final terms and conditions by the Executive Board and Board of Directors of Petrobras, as well as the appropriate regulatory agencies.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: May 4, 2016

By: /s/ Daniel Casal

By: /s/ Maelcio Mauricio Soares

 Name: Daniel Casal

Name: Maelcio Mauricio Soares

Title:   Executive Manager of Legal Affairs

Title:   Chief Financial Officer